May 5, 2010
Via EDGAR
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-13305 DEF14A Filed March 29, 2010 File No. 001-13305
Dear Mr. Riedler:
     The following is in response to your Form 10-K Comment Letter to us dated April 9, 2010. For your convenience, the Staff’s comments precede our response.
     FORM 10-K
     Business, page 3
     Manufacturing, Suppliers and Materials, page 12
1.	We note your disclosure indicating that you contract with third parties for the manufacture of certain of your products, some of which are currently available only from sole or limited suppliers. We further note that third-party manufactured products accounted for over 50% of your product net revenues for each of the last three fiscal years. If you are substantially dependent on one or more of your product suppliers, please revise your disclosure to identify the supplier and discuss the material terms of the contract with such supplier. If you believe no disclosure changes are necessary, please provide us with an analysis supporting your determination that none of your contracts with third party manufacturers are material to your business.
     OUR RESPONSE:
     None of our third-party suppliers accounted for a material portion of our revenues during 2009. Based on a review of sales of third-party manufactured products during 2009, the most significant third-party supplier individually accounted for approximately seven percent of our total net product revenues with the top three third-party suppliers on a combined basis accounting for less than 15 percent of total net product revenues.
Patents and Proprietary Rights, page 13
2.	Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including whether you own or license the patents, which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. If any of the material patents are licensed, please indicate the name of the licensor. See Item 101(c)(1)(iv) of Regulation S-K for guidance.
OUR RESPONSE:
     Our patent-protected product sales in the U.S. accounted for $172.8 million or six percent of our net product revenues during 2009. Although important to our business, none of our patent-protected brand products individually accounted for more than three percent of our product revenues during 2009. Beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will include additional information on our patent-protected product portfolio similar to our discussion above.
DEF14A
3.	We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filings until we have the opportunity to resolve any resulting comments.
OUR RESPONSE:
     Noted.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please call Todd Joyce at 973 355-8300.
Sincerely,

Watson Pharmaceuticals, Inc.
/s/ R. Todd Joyce
R. Todd Joyce
Senior Vice President — Chief Financial Officer